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                                                                   EXHIBIT 99.2
                     [LETTERHEAD OF GOLDMAN, SACHS & CO.]

PERSONAL AND CONFIDENTIAL

February 11, 1999

Board of Directors
Pulitzer Publishing Company
900 North Tucker Boulevard
St. Louis, Missouri 63101

Re: Registration Statement of Hearst-Argyle Television Inc. relating to Series A
    Common Stock, par value $.01 per share, being registered in connection with the Amended and Restated Agreement and Plan of Merger by and among Hearst-Argyle Television Inc., Pulitzer Inc., and Pulitzer Publishing Company, dated as of May 25, 1998.

Ladies and Gentlemen:

Reference is made to our opinion letter dated February 11, 1999 as to the fairness from a financial point of view to the holders of outstanding shares of Common Stock, par value $.01 per share, and the Class B Common Stock, par value $.01 per share (together, the "Shares"), of Pulitzer Publishing Company (the "Company") of the consideration to be received by the holders of the Shares in the Merger and the Distribution (each as defined below) taken as a whole. We understand that pursuant to the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement," and together with the ancillary agreements thereto, the "Agreement") dated as of May 25, 1998 by and among Hearst-Argyle Television, Inc. ("Hearst-Argyle"), Pulitzer Inc., a Delaware corporation and wholly owned subsidiary of the Company, ("Newco") and the Company, at the Effective Time (as defined in the Merger Agreement) the Company will be merged with and into Hearst-Argyle (the "Merger"). Prior to the effectiveness of the Merger, pursuant to a Contribution Agreement (the "Contribution Agreement"), to be entered into among the Company and Newco, the Company will contribute to Newco certain assets of the Company (other than those assets described in the Contribution Agreement as being retained by the Company) and Newco will assume certain liabilities of the Company (other than those liabilities described in the Contribution Agreement as being retained by the Company); Newco's Common Stock will then be distributed (the "Distribution") pro rata to holders of Shares. In the Merger, each issued and outstanding Share will be cancelled and converted into that number of shares of Series A Common Stock, par value $.01 per share, of Hearst-Argyle determined by dividing (1) the quotient obtained by dividing $1,150,000,000 by $31.00, by (2) the number of Shares outstanding immediately prior to the Effective Time.

The foregoing opinion letter is provided for the information and assistance of the Board of Directors of Pulitzer Publishing Company in connection with its consideration of the transaction contemplated therein and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any registration statement, proxy statement or any other document, except in accordance with our prior written consent. We understand that the Company has determined to include our opinion in the above-referenced Registration Statement.
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In that regard, we hereby consent to the reference to the opinion of our Firm under the captions "Summary--Opinion of Financial Advisor to Pulitzer", "The Hearst-Argyle Merger Proposal and the Pulitzer Merger Proposal Background of and Pulitzer's Reasons for the Spin-Off and the Merger" and "The Hearst-Argyle Merger Proposal and the Pulitzer Merger Proposal--Opinion of Financial Advisor to Pulitzer" and to the inclusion of the foregoing opinion in the Joint Proxy Statement/Prospectus included in the above-mentioned Registration Statement. In giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,

GOLDMAN, SACHS & CO.
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(Goldman, Sachs & Co.)